UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: June 13, 2005
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                        --------------------------------
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             Tel-Aviv 69710, Israel
                             ----------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X       Form 40-F
                                 -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
                                             -----

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                No    X
                          -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

     Attached hereto and incorporated by reference herein is the registrant's Proxy Statement announcing the Annual Shareholders Meeting to be held on July 13, 2005.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CLICKSOFTWARE TECHNOLOGIES LTD.
                                   (Registrant)


                                   By:  /s/ Shmuel Arvatz
                                        ------------------------------
                                        Name:     Shmuel Arvatz
                                        Title:    Executive Vice President and
                                                  Chief Financial Officer



Date: June 13, 2005

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           To Be Held on July 13, 2005

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at 34 HaBarzel Street, Tel Aviv, 69710 Israel on July 13, 2005 at 2:00 p.m. local time (the "Meeting"). The agenda for the Meeting is as follows:

1. To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors for the Company for the year ending December 31, 2005 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

2. To re-elect Mr. Roni A. Einav and Mr. Gil Weiser as Class II directors to the Board of Directors of the Company, each to hold office until the annual general meeting of shareholders of the Company to be held in 2008 or until a successor has been duly elected.

3. To approve the execution of an amendment to the employment agreement between the Company and Dr. Moshe BenBassat, the Company's Chairman of the Board of Directors and Chief Executive Officer, substantially in the form attached hereto as Annex A.
   -------

4. To approve the grant of options to Dr. BenBassat for the purchase of 108,000 ordinary shares of the Company.

5. To receive and consider the director's report and the Company's audited financial statements for the year ended December 31, 2004.

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on June 6, 2005 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,       CLICKSOFTWARE TECHNOLOGIES LTD.

                                          Dr. Moshe BenBassat
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer
June 11, 2005

--------------------------------------------------------------------------------
|                                                                              |
| IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION | | AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED |
| PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.        |
|                                                                              |
--------------------------------------------------------------------------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.

                               34 HaBarzel Street
                             Tel Aviv 69710, Israel

                              --------------------

                                 PROXY STATEMENT

                              --------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           To be held on July 13, 2005

     This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of ClickSoftware Technologies Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 13, 2005 at 2:00 p.m. local time at the offices of the Company, 34 HaBarzel Street, Tel Aviv 69710, Israel (tel. no. +972-3-765-9422) or at any adjournment thereof. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 13, 2005.

Proxies; Counting of Votes

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to the rules of the Nasdaq SmallCap Market, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

Record Date; Solicitation of Proxies

     Only shareholders of record at the close of business on June 6, 2005 will be entitled to receive notice of, and vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A copy of the Company's Annual Report for the year ended December 31, 2004, is mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.clicksoftware.com.
---------------------

Quorum

     On June 6, 2005, the Company had outstanding 27,487,767 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 6, 2005 concerning: (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The information presented in this table is based on 27,487,767 Ordinary Shares outstanding as of June 6, 2005. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of June 6, 2005. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.



                       ORDINARY SHARES BENEFICIALLY OWNED

NAME AND ADDRESS                                      NUMBER       PERCENT
.................................................................................

G.  Nicholas Farwell (1)                           3,008,100         10.9%
1240 Arbor Road
Menlo Park, CA 94025...........................

Austin W. Marxe and David M. Greenhouse (2)        2,503,095          9.1%
153 East 53rd Street,
55th floor, New York, NY  10022................

Moshe BenBassat
c/o ClickSoftware Technologies Ltd.
34 HaBarzel Street,                                5,453,022         19.2%
Tel Aviv 69710 Israel..........................

All executive officers and directors as a group
(11 persons) (3)...............................    6,275,326         22.2%


(1)  As reported on schedule 13G filed with the SEC for fiscal 2004.
(2) As reported on Schedule 13G filed with the SEC for fiscal 2004. This is a joint filing by Austin W. Marxe and David M. Greenhouse. Marxe and Greenhouse share sole voting and investment power over 245,000 Ordinary Shares owned by Special Situations Cayman Fund, L.P., 1,023,500 Ordinary Shares owned by Special Situations Fund III, L.P., 204,995 Ordinary Shares owned by Special Situations Technology Fund, L.P. and 1,029,600 Ordinary Shares owned by Special Situations Technology Fund II, L.P.
(3) Includes options to purchase 1,671,333 Ordinary Shares exercisable within 60 days of June 6, 2005. Does not include 493,500 Ordinary Shares for which options granted to officers and directors of the Company are outstanding but are not currently, or within 60 days, exercisable.

          ITEM 1 - PROPOSAL TO APPROVE THE APPOINTMENT OF THE COMPANY'S
                              INDEPENDENT AUDITORS

     The audit committee has recommended the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu ("Brightman Almagor"), as the Company's independent auditors for the year ending December 31, 2005. Brightman Almagor has been the Company's independent auditor since December 31, 2002.

     The shareholders will be requested to approve the appointment of the accounting firm of Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2005 and for such additional period until the next annual general meeting of shareholders and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors. Brightman Almagor has audited the Company's books and accounts for the year ended December 31, 2004.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

     "RESOLVED, that the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ending December 31, 2005 and for such additional period until the next annual general meeting of shareholders, be, and hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the audit committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent auditors.

     The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor as the Company's independent auditors and the authorization of the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

                         ITEM 2 - ELECTION OF DIRECTORS

     The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently seven members on the Company's Board. The Company's Board of Directors is classified into three classes of directors as follows:





                                             Year of Annual Meeting at
        Name of Director and Class              which Term Expires                   Age
----------------------------------------    ----------------------------   ----------------------
James W. Thanos, Class I                                2007                         57
Roni A. Einav, Class II                                 2005                         62
Gil Weiser, Class II                                    2005                         62
Moshe BenBassat, Class III                              2006                         56
Israel Borovich, external director                      2007                         55
Naomi Atsmon, external director                         2006                         51
Dan Falk, external director                             2006                         60



     Currently, Mr. Roni A. Einav and Mr. Gil Weiser are Class II Directors. The term of the Class II Directors will expire at the Meeting and successor Class II Directors shall be elected at the Meeting. The Board of Directors recommends that at the Meeting Mr. Roni A. Einav and Mr. Gil Weiser be re-elected to serve as Class II Directors until the annual general meeting of shareholders to be held in 2008 and until respective successors are duly elected and qualified.

     Roni A. Einav is the General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures, founded by him in 1995. From 1983 to April 1999, Mr. Einav served as Chairman of the Board of Directors of New Dimension Software, Ltd., a systems software company he had founded, which was subsequently acquired by BMC Software for over $650 million. Mr. Einav serves on the board of directors of XciTel, Eurekify, and Motivia, and is on the advisory boards of Xenia and Cogniview. Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada Ltd., UDS, XciTel, CePost, CeDimension, ComDa, Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.

     Gil Weiser is currently Chairman or a member of the Board of Directors of the following companies: Formula Systems Ltd., a holding and managing company of a group of IT companies, Optibase Ltd., a video communications company, Fundtech, a software company, BBP, a subsidiary of Fundtech, Tescom, a service company, and Carmel, a company connected with Haifa University. Mr. Weiser previously served as a member of the Board of Directors of the Tel Aviv Stock Exchange from 2002 to 2004. From January to December 2002, he was the Acting Vice Chairman of ORAMA, an international investment banking group. From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel, a technology company. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communications company. From 1976 to 1993, he served as Chief Executive Officer of Digital Israel, a computing company. Mr. Weiser is Chairman of the Executive Committee of Haifa University. Mr. Weiser was the Vice Chairman of the Israel Management Center and is a member of the

Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelor of Science degree in Electrical Engineering from the Technion Institute and a Master of Science degree in Electronics/Computers from the University of Minnesota in Minneapolis.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

     "RESOLVED that the following nominees, currently serving as Directors of the Company, be re-elected to the Board of Directors to serve according to the period of the class as follows:

     Mr. Roni A. Einav and Mr. Gil Weiser classified as Class II Directors shall serve until the annual general meeting of shareholders to be held in 2008 and until their respective successors are duly elected and qualified."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to re-elect the foregoing nominees as Directors. It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the election of the Directors named above as Class II Directors unless specifically instructed to the contrary.


         ITEM 3 - APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT AGREEMENT
                                OF DR. BENBASSAT

     The Israeli Companies Law requires shareholders to approve the compensation paid by the Company to its Directors. The Company is asking its shareholders to ratify and approve the execution of an amendment to the employment agreement of Dr. Moshe BenBassat, the Company's Chairman of the Board of Directors and Chief Executive Officer.

     The terms of the amendment contain two material changes to Dr. BenBassat's current employment agreement. First, the Board of Directors has recommended that the portion of the annual bonus which may be earned by Dr. Ben Bassat in excess of a bonus equal to one times his base salary shall not exceed 8% of the Company's annual operating income for the year, instead of 6%. Second, the Board of Directors has recommended that the housing and living allowance of Dr. BenBassat be reduced from $75,000 to $27,500 per year for housing and living expenses incurred by Dr. BenBassat during such period as he is living outside of the United States. As provided in the current employment agreement, any taxes that Dr. BenBassat incurs by reason of receipt of this allowance shall be borne by the Company, in which case the allowance shall be increased to the extent necessary to ensure that Dr. BenBassat receives the full allowance amount. The amendment will be substantially in the form attached hereto as Annex A.
                                                               -------

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

     "RESOLVED, that the amendment to the employment agreement between the Company and Dr. Moshe BenBassat, the Company's Chairman of the Board of

     Directors and Chief Executive Officer, substantially in the form attached hereto as Annex A, is hereby approved."
               -------

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to ratify and approve the amendment of the employment agreement of Dr. BenBassat. It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the ratification and approval of the amendment unless specifically instructed to the contrary.


              ITEM 4 - PROPOSAL TO APPROVE THE GRANT OF OPTIONS TO
                                  DR. BENBASSAT

     Under the Israeli Companies Law, the terms of compensation to Directors of the Company, including the grant of options, whether in their capacity as Directors or otherwise, requires shareholder approval. Dr. BenBassat, who is serving as Chairman of the Board of Directors, is also the Chief Executive Officer of the Company.

     It is proposed that the shareholders approve the grant of options to Dr. BenBassat to purchase 108,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company's Ordinary Shares on July 12, 2005, and vesting monthly in equal portions over a period of twenty-four months, all as recommended by the compensation committee and as approved by the Audit Committee and the Board of Directors of the Company. The options are valid for ten years from their date of issuance.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the options grant to Dr. BenBassat.

     It is proposed that the following Ordinary Resolution be adopted at the
Meeting:

     "RESOLVED, that the grant of options to Dr. Moshe BenBassat to purchase 108,000 Ordinary Shares at an exercise price equal to the close sale price of the Company's Ordinary Shares on July 12, 2005, is hereby approved."

     The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the options grant to Dr. BenBassat.

                    ITEM 5 - RECEIPT AND CONSIDERATION OF THE
           DIRECTOR'S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS
               OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2004

The Company's Annual Report for the year ended December 31, 2004 has been mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 2004 are included in such report. At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2004, as presented in the Company's Annual Report for the year ended December 31, 2004 and will answer appropriate questions relating thereto.


                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

                                          By order of the Board of Directors,


                                          Dr. Moshe BenBassat
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer

Tel Aviv, Israel
June 11, 2005

                                     Annex A
                                     -------

                                 AMENDMENT NO. 1

THIS AMENDMENT made as of this 7th day of April, 2005 (the "Effective Date"), serves to amend the Employment Agreement (the "Employment Agreement") dated January 1, 2004 between:

CLICKSOFTWARE INC., a corporation organized and existing under the laws of the State of California, having its principal offices at 140 Corporate Drive, Burlington MA ("ClickSoftware")

DR. MOSHE BENBASSAT ("the Executive"); and

WHEREAS, the parties wish to amend the Agreement, as follows:


1.   General

Unless otherwise specified herein:

(a) The provisions set by this Amendment shall be deemed supplemental to provisions set by the Agreement. In any event that any of the provisions set by this Amendment conflict with any of the provisions set by the Agreement, the provisions set by this Amendment shall prevail.

(b) Capitalized terms used in this Amendment shall have the same meanings ascribed to them in the Agreement.


2.   Section 3(b) of the Agreement is hereby amended in its entirety as follows:

"Bonus. In addition to his Base Salary, Executive shall be entitled to earn an
------
annual performance bonus of up to 299% of his Base Salary (the "Bonus"), provided however, that the portion of the Bonus, if any, in excess of one times Base Salary shall not exceed eight percent (8%) of the Company's annual operating income for the relevant year. Award of the Bonus shall be based on the achievement of target milestones to be set by the Compensation Committee of the Board, after consultation with Executive. Part of the Bonus, totaling up to 25% of the Executive's Base Salary, shall be paid each quarter, based on the achievement of quarterly target milestones during the relevant quarter, with the remainder of the Bonus, if any, to be awarded based on the achievement of the annual target milestones. The Bonus may be reviewed annually by the Compensation Committee of the Board for possible increases in light of Executive's performance."

3.   Section 3(c) of the Agreement is hereby amended in its entirety as follows:

"Housing and Living Allowance. During the Employment Term, the Company will pay
-----------------------------
to the Executive a housing and living allowance of $27,500 per year for housing and living expenses incurred by the Executive during such period as he is living outside of the United States. Any taxes which the Executive incurs by reason of receipt of this allowance shall be borne by the Company, in which case the allowance (or reimbursement, as applicable) shall be increased to the extent necessary to ensure that the Executive receives the full allowance amount."


IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date specified above by the undersigned duly authorized.


CLICKSOFTWARE INC.                            MOSHE BENBASSAT

------------------------                      ------------------------
Authorized Signature                          Authorized Signature

------------------------                      ------------------------
Printed Name                                  Printed Name

------------------------                      ------------------------
Title                                         Title

------------------------                      ------------------------
Date                                          Date